Exhibit 99.1

Grand Cayman, Cayman Islands, August 19, 2022. Inter & Co. Inc. (Nasdaq: INTR; B3: INBR31) ("Inter&Co") announces that the securities and exchange commission of Brazil, Comissão de Valores Mobiliários (“CVM”) and the Brazilian stock exchange B3 – Brasil, Bolsa e Balcão (“B3”) have approved the conversion of the current Level I Sponsored BDRs Program of Inter&Co (“Level I BDRs”) to a Level II Sponsored BDRs Program (“Level II BDRs”). The conversion of the Level I BDRs into the Level II BDRs will be held by B3 automatically, 3 (three) business days after this disclosure - therefore, on August, 25, 2022.

The BDRs conversion takes place after the registration of Inter&Co as a foreign issuer with the CVM, reinforcing Inter&Co’s commitment to the disclosure regime regulated by the CVM and the implementation of continuous governance improvements.

Additional information may be obtained from Inter&Co’s Investor Relations Department, e-mail address ri@bancointer.com.br, or on Inter&Co’s website (https://ri.bancointer.com.br/en/).

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer